UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2026
Commission File Number 001-42819

ELEVRA LITHIUM LIMITED
(Translation of registrant’s name into English)

Level 3,
10 Eagle Street
Brisbane, Queensland 4000
Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

23 April 2026

Quarterly Activities Report

March 2026

Elevra Lithium Limited (“ELV” or “Company”) (ASX: ELV; NASDAQ: ELVR) delivered a quarter of improved operational results, positive cash flow, and continued progress across its growth portfolio.

North American Lithium

•
North American Lithium (NAL) achieved, for the first time, two consecutive months without any recordable injuries and the Total Recordable Injury Frequency Rate (TRIFR) also declined during the period, marking the third consecutive quarter in which safety performance has remained below the FY2026 TRIFR target.

•	Record revenue of US$81 million was up 22% quarter on quarter (QoQ). Year-to-date revenue of US$167 million was up 68% on the same period last year.

•
Mine development sequencing and waste stripping continued as planned resulting in ore uncovered for the quarter increasing by 25% compared to the previous quarter.  The increase in available in-pit ore provided improved operational flexibility. Ore mining activity was aligned to production requirements, with 370,508 wet metric tonnes (wmt) mined, 5% lower QoQ.

•
Process plant utilisation improved to 94% which represents the best quarterly utilisation in operational history and is 5% higher QoQ. The improvement was driven by strong crushing plant performance and no planned shutdowns during the quarter.

•	Lithium recovery for the quarter was 66%, up 4% QoQ as efforts to improve ore sorting delivered feed with a higher lithium and lower iron content to the mill.

•
Spodumene concentrate production increased by 7% QoQ to 47,332 dry metric tonnes (dmt) at an average grade of 5.0%. High plant utilisation and process modifications improved production, and the Company currently remains on track to achieve its full year production guidance.

•
Spodumene sales were 55,526 dmt at an average realised selling price (FOB) of US$1,453/dmt. This was a 16% QoQ decline in tonnes sold, but a 46% increase in the average realised price per tonne as the Company continued to deliver tonnes into a strengthening lithium market.

•
Unit operating costs (per tonne sold) for NAL were US$884/dmt, a 9% increase compared to US$812 in the prior quarter, primarily reflecting the release of higher cost inventory associated with higher mining costs.

•
Elevra has only limited exposure to liquid fuel prices and reduced fuel availability, with diesel accounting for only ~5% of site operating costs and renewable hydroelectricity utilised in the process plant. Canada retains very high oil self-sufficiency with significant domestic production firming the supply chain for fuel within the country.

•	Capital expenditure of US$4 million for the quarter was related to various NAL sustaining capital projects.

QUARTERLY ACTIVITIES REPORT • March 2026	1

Growth Projects

NAL Expansion

•
During the March 2026 quarter, Elevra announced an accelerated expansion approach for NAL which is designed to bring additional spodumene concentrate production online earlier than previously anticipated while optimising capital deployment and project sequencing[1].

•	Engineering activities for the accelerated expansion progressed, advancing the proposed, phased expansion pathway at NAL ahead of execution.

•	An updated NAL Expansion Scoping Study, reflecting the staged development approach announced on 12 January 2026, will be released in Q4 FY26.

Moblan

•	Environmental and permitting activities have continued as preparation of the Environmental and Social Impact Assessment (ESIA) continues.

Ewoyaa

•	The Parliament of Ghana ratified the Ewoyaa Mining Lease in March 2026, marking the formal approval of the Project after the Mining Lease was granted in October 2023[2].

•
Advancement of the Ewoyaa Project remains contingent on prevailing market conditions, the availability of suitable project financing and realignment of the joint venture structure with Atlantic Lithium.

Carolina Lithium

•	In February 2026, Elevra leadership hosted a town hall in Gaston County, North Carolina to provide local stakeholders with a Project update and engaged directly with residents and community leaders.

•
The Company finalised the acquisition of all contracted parcels located within the permit boundary defined in the May 2024 Mining Permit issued by the North Carolina Department of Environmental Quality’s Division of Energy, Mineral, and Land Resources.

Corporate

•
Cash at the March 2026 quarter end was US$113.0 million, reflecting profit generated from operations and favourable net working capital movements. Net cash was US$58.7 million (December 2025: US$26.4 million), with the prepayment facility balance of US$54.3 million.

•
Elevra signed a non-binding Memorandum of Understanding (MoU) with Mangrove Lithium to evaluate supplying spodumene concentrate from NAL for local downstream processing. The MoU establishes a framework for continued discussions and reflects Elevra’s strategy to integrate into downstream partnerships. Work will now commence on a definitive and binding agreement with Mangrove Lithium[3].

•
Elevra reaffirms FY26 production guidance of 180,000–190,000 dmt, sales guidance of 170,000– 190,000 dmt subject to the shipping schedule being met, unit operating costs (per tonne sold) of $860–880/dmt, and capital expenditure of $26 million[4].

•
Sales volumes for the June 2026 quarter will be subject to pricing linked to average market prices during October 2025-March 2026. The delivery of these volumes will bring the legacy contract with the lagged pricing mechanism to an end.

1 See ASX release dated 12 January 2026 “Accelerated NAL Expansion”.
2 See Atlantic Lithium ASX release dated 20 March 2026 entitled “Parliamentary Ratification of Ewoyaa Mining Lease”.
3 See ASX release dated 10 February 2026 entitled “Elevra Signs Non-Binding Memorandum of Understanding for Spodumene Concentrate offtake with Mangrove Lithium”.
4 See ASX release dated 28 January 2026 entitled “December 2025 Quarterly Activities Report”.

QUARTERLY ACTIVITIES REPORT • March 2026	2

Management Commentary

Elevra delivered a strong March 2026 quarter, marked by improved operational performance at NAL, positive cash flow generation amid strengthening lithium market fundamentals, and continued advancement of key growth projects.

The March 2026 quarter marked an important period of operational execution, financial improvement, and strategic progress across Elevra’s portfolio. Following a challenging prior quarter, our team remained firmly focused on safety and operational discipline and delivered measurable improvements at NAL.

During the March 2026 quarter, NAL demonstrated an improved operating performance compared to the previous period. In response to challenging, transitory and temporary mining conditions, we implemented a set of targeted actions focused on recovery optimisation and production consistency. These initiatives have begun to deliver results – mining and processing performance improved sequentially, operational reliability increased, and production rebounded toward target levels. The performance reflects the resilience and discipline of the operating team and reinforces our confidence in NAL as a cornerstone asset within Elevra’s portfolio.

In parallel, we announced an accelerated expansion approach for NAL designed to bring additional capacity online earlier through a staged development pathway. Ongoing engineering work is advancing a three-stage expansion strategy intended to enhance capital efficiency, reduce execution risk, and align growth with market demand.

Financial performance during the March 2026 quarter was strong with 55,526 dmt sold at an average realised price (FOB) of US$1,453/dmt generating US$81 million in revenue. Our financial results demonstrate the leverage inherent in our portfolio as operational execution improves and market conditions strengthen.

Across our development portfolio, we achieved several important milestones. At Ewoyaa, the ratification of the Mining Lease by the Parliament of Ghana represented a major advancement towards de-risking and developing the country’s first lithium mine. At Carolina Lithium, we continued to proactively engage with local stakeholders and reinforce our commitment to transparency by hosting a town hall.

Recent geopolitical activity has driven significant swings in commodity markets and confirmed the importance of energy security through the development of local supply chains. To this effect, we announced a non-binding Memorandum of Understanding with Mangrove Lithium to explore collaboration opportunities in lithium refining and downstream processing. This engagement aligns with our strategy of participating more broadly across the lithium value chain while supporting the development of a North American battery materials ecosystem.

The March 2026 quarter reflected improved operational performance driven by focused execution and the operational actions implemented in response to challenges encountered in the prior quarter, demonstrating the resilience and adaptability of our operating teams. We believe Elevra Lithium is increasingly well positioned with existing production, scalable growth, and a strategy centred on disciplined execution and capital efficiency.

Mr Lucas Dow
Managing Director and CEO

QUARTERLY ACTIVITIES REPORT • March 2026	3

Operational Financial Performance

	Unit	Q3 FY26	Q2 FY26	QoQ Variance	YTD FY26	YTD FY25	YTD Variance
North American Lithium[5]
Ore mined	wmt	370,508	389,801	(5%)	1,098,650	933,090	18%
Ore processed	dmt	346,324	351,592	(1%)	1,039,696	989,172	5%
Recovery	%	66	62	4%	66	68	(2%)
Concentrate produced	dmt	47,332	44,154	7%	143,489	146,324	(2%)
Concentrate grade produced	%	5.0	4.9	0.1%	5.0	5.3	(0.3%)
Concentrate sold	dmt	55,526	66,016	(16%)	147,517	142,058	4%
Average realised selling price (FOB)[6]	US$/dmt	1,453	998	46%	1,133	699	62%
Revenue	US$M	81	66	22%	167	99	68%
Unit operating cost per tonne sold (FOB)[7]	US$/dmt	884	812	9%	840	855	(2%)
Group
Cash balance	US$M	113	81	39%	113	56	102%
USD : CAD		$1.37	1.39	(2%)	1.38	1.40	(1%)
USD : AUD		$1.44	1.52	(5%)	1.50	1.54	(3%)

Health and Safety

Safety remains a core priority across Elevra’s operations, with performance during the March 2026 quarter continuing to exceed the Company’s targets. The Total Recordable Injury Frequency Rate (TRIFR) declined during the period, marking the third consecutive quarter in which safety performance has remained below the FY2026 TRIFR target. North American Lithium achieved two consecutive months without any recordable injuries for the first time - which is an important milestone that reflects the growing maturity of safety practices at site. These results demonstrate the strength of Elevra’s safety culture, where risk management is embedded in daily operations and supported by an agile, operationally focused approach.

ESG and Community Engagement

Elevra continued to advance ongoing technical and environmental workstreams supporting key development projects. Environmental studies required for the NAL Expansion and the Moblan Project remain in progress, forming a foundation for permitting, project design, and development outcomes. In addition, the Company completed its first self-assessment submission under Canada’s Towards Sustainable Mining framework.

Community engagement activities also remained a key focus. At NAL, the Company engaged with members of the local Monitoring Committee to share updates on the planned expansion and provide early visibility on project scope and potential impacts. In North Carolina, engagement continued with local stakeholders near the Carolina Lithium Project, reinforcing Elevra Lithium’s commitment to transparent communication, responsible development, and maintaining strong relationships with host communities as projects progress.

5 Numbers presented may not add up precisely to the totals provided due to rounding.
6 Average realised selling price is calculated on an accruals basis and reported in US$/dmt sold, FOB Port of Québec.
7 Unit operating cost per tonne sold is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs and cash based inventory movements, and excludes depreciation and amortisation charges, freight and royalties. It is reported in US$/dmt sold, FOB Port of Québec.

QUARTERLY ACTIVITIES REPORT • March 2026	4

North American Lithium

Mining

Increase in ore uncovered provides increased operational flexibility and resilience.

Mining activity for the March 2026 quarter focussed upon the disciplined execution of the planned mine development sequence.  Specifically, these efforts resulted in a 25% increase in ore uncovered which enabled greater operational flexibility.  Ore mined for the March 2026 quarter was aligned to ore crushing requirements and totalled 370,508 wmt which was 5% lower than the previous quarter.

The feed grade of ore delivered to the ROM stockpile averaged 1.07% Li2O for the March 2026 quarter, which was an improvement from the previous quarter, while the iron content declined significantly.

Production

Production increased to 47,332 dmt of spodumene concentrate at an average grade of 5.0% for the March 2026 quarter.

The mill processed 346,324 tonnes of ore (down 1% QoQ) at an average feed grade of 1.03% Li2O, with increased focus on ore sorting performance at the ROM stockpile and the crushing circuit reducing iron content in the mill feed.

Mill utilisation was 94%, a 5% QoQ increase and 14% increase from the same period last year.  This is the best quarterly mill utilisation since the restart of operations. There were no planned shutdowns during the quarter and crushing plant performance contributed to mill stability during the winter period.

The Li2O recovery for the March 2026 quarter was 66%, an increase from 62% in the December 2025 quarter. Improved feed grade (higher lithium content and lower iron content) contributed to the increase in recoveries, which was also aided by process modifications.

Elevra currently remains on track to achieve its full year production guidance of 180,000 – 190,000 dmt.

Figure 1: NAL Global Recovery and Mill Utilisation

QUARTERLY ACTIVITIES REPORT • March 2026	5

Figure 2: NAL Concentrate Production and Unit Operating Costs (per tonne sold)

Sales

NAL revenue was US$81 million for the March 2026 quarter, as Elevra continued to recognise higher average realised selling prices amid a strong prevailing market.

This was the second consecutive quarter where Elevra recorded a new quarterly revenue record. The 23% QoQ increase in revenue was driven by a 46% increase in the average realised selling price per tonne (FOB) while spodumene concentrate tonnes sold declined by 16%. Total spodumene concentrate tonnes sold during the March 2026 quarter was 55,526 dry metric tonnes, with two cargoes sold during the quarter.

The average realised selling price (FOB) for the March 2026 quarter was US$1,453/dmt. Spodumene concentrate prices remained near multi-year highs throughout the quarter as the market remained tight amid a combination or strengthening demand and constrained supply. Demand expectations were supported by accelerating deployment of stationary storage and renewed interest in electric vehicles, driven in part by rising oil prices, while supply-side pressures persisted due to export restrictions in Africa and the continued closure of select Chinese mining operations.

A total of 20,462 tonnes of spodumene concentrate finished goods was stockpiled at NAL, in transit or at the Port of Québec as at 31 March 2026.

Sales volumes for the upcoming June 2026 quarter will be subject to a lagged pricing mechanism linked to average market prices applicable during October 2025-March 2026. The delivery of such volumes will bring the legacy contract with a lagged pricing mechanism to an end.

Elevra currently remains on track to achieve its full year sales guidance of 170,000–190,000 dmt.

Costs

Unit operating costs per tonne sold (FOB) for NAL were higher than the prior quarter at US$884/dmt sold with the release of higher cost inventory in the March 2026 quarter.

Unit operating costs per tonne sold increased 9% QoQ due to the release of higher cost inventory associated with higher mining costs.

Controllable costs during the March 2026 quarter remained elevated due to increased mining activity associated with Phase 3. This resulted in a 25% QoQ increase in ore uncovered and higher In-pit and ROM inventory at the end of the end of the March 2026 quarter, providing additional operational flexibility.

Rising energy prices at the end of the March 2026 quarter also contributed to higher costs but this was contained to the mining side of the operation, whereas ore processing expenditure declined by 16%. Diesel fuel for the mining fleet accounts for only ~5% of site operating costs and the processing facilities utilise renewable hydroelectricity.

Elevra currently remains on track to achieve its full year operating cost per tonne sold guidance of US$860-US$880 dmt.

QUARTERLY ACTIVITIES REPORT • March 2026	6

Growth Projects

NAL Brownfield Expansion

The NAL Brownfield Expansion represents a key component of Elevra’s strategy to strengthen its position as a leading producer of spodumene concentrate in North America while leveraging existing infrastructure and operational experience at an established producing asset. In January 2026, the Company announced an accelerated expansion approach designed to advance production growth earlier than previously contemplated through a staged development pathway. The revised strategy reflects Management’s focus on capital efficiency, execution discipline, and responsiveness to evolving lithium market conditions.

The accelerated expansion approach is underpinned by a strong business case centred on maximising the value of NAL’s existing processing facilities, mining infrastructure, and workforce while reducing development risk. By sequencing capacity increases through multiple stages rather than a single large-scale expansion, Elevra aims to optimise capital deployment, shorten timelines to incremental production, and maintain operational flexibility as market demand continues to evolve. This staged approach also enables the Company to incorporate operational learnings from current production into future expansion phases, supporting improved recoveries, reliability, and long-term operating performance.

Work is ongoing to evaluate and refine the accelerated pathway, with further engineering and technical studies underway to assess sequencing, infrastructure requirements, and execution planning associated with the revised development strategy. In support of this approach, Elevra plans to update the Scoping Study in Q2 CY2026 and advance directly to detailed engineering to further de-risk execution and accelerate value creation at NAL.

Moblan

Fieldwork at the Moblan Project was completed and the information was incorporated into technical reports.  Ongoing environmental work and associated permitting activities remain the core focus given permitting is the critical path for Moblan's development.

Ewoyaa

The Ewoyaa Lithium Project reached a major development milestone in March 2026 with the ratification of the Mining Lease by the Parliament of Ghana, providing legislative approval for Project development and marking a significant step toward establishing Ghana’s first lithium-producing operation. The milestone reflects support from the Government of Ghana following continued engagement with national authorities and local communities and extensive technical, permitting, and stakeholder workstreams progressed over several years.

QUARTERLY ACTIVITIES REPORT • March 2026	7

While Ewoyaa is now fully permitted, advancement toward construction remains subject to prevailing lithium market conditions, attainment of suitable project financing and realignment of the joint venture structure.

Carolina Lithium

During the March 2026 quarter, Elevra continued to progress the Carolina Lithium Project through engagement with local stakeholders. Management hosted a community town hall in Gaston County, providing an opportunity to share project updates, discuss ongoing permitting efforts, and engage directly with residents and community leaders. The event reflects the Company’s ongoing commitment to transparency and constructive dialogue as development planning advances. In parallel, Elevra finalised the acquisition or lease of all properties within the permit boundary outlined in the May 2024 Mine Permit.

Western Australia

Morella Lithium Joint Venture Project

Elevra has a 49% equity interest in the Morella Lithium Joint Venture, which holds lithium rights in the Pilbara and South Murchison regions. The joint venture is managed by Morella Corporation Limited (ASX: 1MC).

At Mt Edon in the South Murchison, a 20-hole reverse circulation (RC) drill program for ~1700m was completed, testing rubidium-lithium mineralisation at the Sophie pegmatite system. Eleven of the holes intersected pegmatite intervals greater than 30m in width with a maximum pegmatite intercept of 84m in MER046. Assay results are pending8.

The programme has advanced the geological understanding of the Sophie pegmatite, defining key pegmatite domains across the prospect and supporting progression toward a maiden Mineral Resource Estimate at the prospect.

Tabba Tabba

Elevra holds the lithium and pegmatite rights over the Tabba Tabba project (E45/2364), where exploration is targeting gabbro hosted, flat lying spodumene pegmatite systems. The lease is well located being directly south and along strike from known lithium mineralisation.

In the North drill area, planning progressed for drill testing of a key zone of favourable geology along the western flank of the Corridor Gabbro. Drilling is also planned at the Pascal pegmatite cluster, 3km along strike to the south, where additional untested pegmatite occurrences are present.

Heritage surveying is planned, followed by initial RC drill testing scheduled for late calendar year 2026.

8 See ASX release by Morella Corporation on 31 March 2026,  “Drilling Completed at Mt Edon – Broad Pegmatite Intercepts Support Resource Potential”

QUARTERLY ACTIVITIES REPORT • March 2026	8

Corporate

Memorandum of Understanding with Mangrove Lithium

Elevra entered into a non-binding MoU with Mangrove Lithium to evaluate a potential long-term commercial partnership supporting lithium refining in North America. Under the terms of the MoU, the parties intend to assess the future supply of spodumene concentrate from NAL to Mangrove Lithium’s planned conversion facilities. The framework establishes a pathway for offtake volumes to align with project ramp-ups and downstream processing timelines while allowing both companies to advance technical collaboration, logistics planning, and commercial negotiations toward a potential definitive agreement.

The collaboration reflects the growing strategic importance of establishing an integrated North American lithium supply chain capable of supporting domestic battery manufacturing and energy transition objectives. By linking upstream lithium production with regional refining capacity, the MoU represents a step toward reducing reliance on overseas conversion markets and strengthening supply security for battery-grade lithium chemicals within North America.

For Elevra, the potential partnership offers several strategic advantages, including the opportunity to place committed volumes into a nearby refining hub and the prospect of materially reducing transportation distances relative to traditional export routes. Shorter logistics chains have the potential to lower shipping costs and reduce carbon intensity across the value chain, while positioning Elevra to participate more directly in downstream value creation as the North American lithium industry continues to develop.

Addition to the ASX 300

Elevra’s ordinary shares (ASX: ELV) were included in the S&P/ASX 300 Index, as announced by S&P Dow Jones Indices on 6 March 2026. The inclusion reflects the Company’s continued growth in market capitalisation and represents an important milestone in Elevra Lithium’s evolution as a global lithium producer. The addition to the ASX 300 is expected to enhance the Company’s visibility within the institutional investment community and broaden its shareholder base.

QUARTERLY ACTIVITIES REPORT • March 2026	9

Cash

Cash and cash equivalents increased by US$31.7 million to end the March 2026 quarter with a resulting balance of US$113.0 million (net cash US$58.7 million)9.

NAL generated profit from operations of US$32 million for the March 2026 quarter primarily due to higher realised prices, partially offset by higher unit operating costs and lower sales volumes compared to the previous quarter. Overall, NAL reported a net operating cash inflow of US$41 million as a result of profit generated from operations and favourable net working capital movements, driven by lower inventories and reclassification of US$2 million from other financial assets to cash relating to the release of cash backed guarantees for future rehabilitation costs.

Capital expenditure in the March 2026 quarter was US$4 million relating to various NAL sustaining capital projects.

The balance of the prepayment facility, which relates to advance payments based on the value of certain committed future sales of spodumene concentrate was US$54.3 million at the end of the March 2026 quarter (December 2025: US$54.9 million).

The Group reported a net operating cash outflow of US$5 million for the March 2026 quarter, comprised primarily of corporate expenditure.

Figure 3: Net cash flows for March 2026 Quarter

Capital Structure

At 31 March 2026, the Company had the following capital structure:

•	169,376,771 ordinary fully paid shares;

•	2,723,613 unquoted options expiring on 31 December 2028;

•	2,708,166 unquoted performance rights (expiring various dates).

Announcement authorised for release by the Board of Directors of Elevra Lithium Limited.

For more information, please contact:
Andrew Barber
Chief Development and Investor Relations Officer
Email: ir@elevra.com

9 Net cash is equal to the balance of cash and cash equivalents less the balance of the prepayment facility.

QUARTERLY ACTIVITIES REPORT • March 2026	10

Phone: +61 7 3369 7058

Information

The following information applies to this report:

•	All references to dollars and cents are United States currency, unless otherwise stated.

•	Numbers presented may not add up precisely to the totals provided due to rounding.

The following abbreviations may have been used throughout this report: cost, insurance and freight (CIF); dry metric tonne (dmt); earnings before interest and tax (EBIT); earnings before interest, tax, depreciation and amortisation (EBITDA); free on board (FOB); life of mine (LOM); lithium carbonate (Li2CO3); lithium hydroxide (LiOH); lithium oxide (Li2O); net present value (NPV); run of mine (ROM); thousand tonnes (kt); tonnes (t); and wet metric tonne (wmt).

QUARTERLY ACTIVITIES REPORT • March 2026	11

Forward-Looking Statements
This report may contain certain forward-looking statements. Such statements are only predictions, based on certain assumptions and involve known and unknown risks, uncertainties and other factors, many of which are beyond Elevra Lithium Limited's control. Actual events or results may differ materially from the events or results expected or implied in any forward-looking statement. The inclusion of such statements should not be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions or that any forward-looking statements will be or are likely to be fulfilled.

Elevra Lithium Limited undertakes no obligation to update any forward-looking statement or other statement to reflect events or circumstances after the date of this report (subject to securities exchange disclosure requirements).

The information in this report does not take into account the objectives, financial situation or particular needs of any person. Nothing contained in this report constitutes investment, legal, tax or other advice.

The Company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and all material assumptions and technical parameters continue to apply and have not materially changed. The Company confirms that the form and context in which the Competent Person's findings are presented have not been materially modified from the original market announcements.

About Elevra Lithium

Elevra Lithium Limited (ASX: ELV; NASDAQ: ELVR) is North America's largest hard-rock lithium producer with a diversified portfolio of high-quality assets across Québec Canada, the United States, Ghana and Western Australia.

Our flagship operation, the North American Lithium (NAL) mine in Québec, Canada has successfully ramped up production of spodumene concentrate, supported by ongoing operational enhancements to increase recovery rates, throughput, and mill utilisation. Following a Mineral Resource upgrade, Elevra completed a Scoping Study for a brownfield expansion to increase NAL’s annual spodumene concentrate production and reduce unit operating costs.

Complementing NAL, the Moblan Lithium Project in northern Québec represents one of the largest undeveloped spodumene resources in North America, with a Mineral Resource of 121 Mt @ 1.19% Li₂O. Development activities are progressing with feasibility studies targeting a large-scale, long-life operation capable of supplying both domestic and international markets.

QUARTERLY ACTIVITIES REPORT • March 2026	12

In Western Australia, Elevra holds an extensive portfolio of lithium and gold tenements, where exploration programs are advancing to unlock additional growth opportunities. Meanwhile, in the United States, our Carolina Lithium Project offers a strategic foothold in the downstream lithium chemicals market and our project in Ghana provides a further option for future growth.

Looking ahead, Elevra is focused on strategic downstream partnerships to enable further value-added lithium production, positioning the Company to deliver a secure, sustainable supply of critical minerals to global customers. Together, these assets establish Elevra as a growth-focused supplier supporting the global energy transition.

For more information, please visit us at www.elevra.com.

Appendix

	Unit	Q3 FY25	Q4 FY25	Q1 FY26	Q2 FY26	Q3 FY26
Physicals[10]
Ore mined	wmt	322,407	361,883	338,341	389,801	370,508
Ore crushed	wmt	292,962	379,353	349,698	361,485	350,202
Ore processed	dmt	287,782	357,290	341,780	351,592	346,324
Concentrate produced	dmt	43,261	58,533	52,003	44,154	47,332
Concentrate sold	dmt	27,030	66,980	25,975	66,016	55,526

Unit Metrics
Average realised selling price (FOB)[11]	US$/dmt	710	682	784	998	1,453
Unit operating cost per tonne sold (FOB)[12]	US$/dmt	830	791	818	812	884

Production Variables
Mill utilisation	%	80%	93%	87%	89%	94%
Recovery	%	69%	73%	69%	62%	66%
Concentrate grade produced	%	5.2%	5.2%	5.2%	4.9%	5.0%

10 Numbers presented may not add up precisely to the totals provided due to rounding.
11 Average realised selling price is calculated on an accruals basis and reported in US$/dmt sold, FOB Port of Québec.
12 Unit operating cost sold is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs and cash based inventory movements, and excludes depreciation and amortisation charges, freight and royalties. It is reported in US$/dmt sold, FOB Port of Québec.

QUARTERLY ACTIVITIES REPORT • March 2026	13

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVRA LITHIUM LIMITED

Date: April 23, 2026	By:	/s/ Dylan Roberts
Name: Dylan Roberts
Title: Company Secretary and General Counsel